UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A/A

AMENDMENT NO. 1 TO
FORM 8-A REGISTRATION STATEMENT

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

SureWest Communications
(Exact Name of Registrant as Specified in Its Charter)

California	68-0365195
(State of incorporation or organization)	(IRS employer identification No.)

200 Vernon Street
Roseville, California 95678
(Address of principal executive offices, with zip code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class to be registered
NONE	NONE

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.    ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.     ☒

Securities Act registration statement file number to which this form relates: 000-29660
(if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock Purchase Rights
(Title of class)

This Amendment No. 1 to Form 8-A is hereby filed to amend and restate the information set forth in the Form 8-A filed by SureWest Communications (formerly known as Roseville Communications Company) on March 16, 1998.

Item 1.  Description of Registrant’s Securities to be Registered.

On March 10, 2008, the Board of Directors of SureWest Communications, a California corporation (the “Company”), authorized the amendment and restatement of its shareholders rights plan set forth in a Rights Agreement, dated as of March 12, 1998, between the Company and ChaseMellon Shareholder Services, LLC (the “Former Rights Agent”). Pursuant to such authorization, the Company entered into an Amended and Restated Rights Agreement, dated as of March 10, 2008 (the “Rights Agreement”) with American Stock Transfer & Trust Company, who replaced the Former Rights Agent as the rights agent under the Rights Agreement (the “Rights Agent”).

The Rights Agreement, which includes as Exhibit A the Form of Right Certificate and as Exhibit B the form of Summary of Rights to Purchase Common Stock, is attached as an exhibit hereto and is incorporated herein by reference. A copy of the Rights Agreement is available upon request free of charge from the Company. The summary description of the Rights Agreement set forth herein does not purport to be complete and is qualified in its entirety by reference to all the provisions of the Rights Agreement, including the exhibits thereto and the definitions contained therein.

On March 12, 1998 the Board of Directors of the Company announced that it declared a dividend distribution of one Common Stock Purchase Right (collectively, the “Rights”) for each outstanding share of Common Stock (“Common Stock”) of the Company and further authorized the issuance of one Right for each share of Common Stock issued after the Record Date and prior to the Distribution Date (as defined below). Each Right entitles the registered holder to purchase from the Company one share of Common Stock at a price of $90 per share (the “Purchase Price”), subject to adjustment as set forth in the Rights Agreement. The description and terms of the Rights are set forth in the Rights Agreement.

Until the earlier to occur of (i) a public announcement that a person or group of affiliated or associated persons (“Acquiring Person”), other than the Company, any subsidiary of the Company or any employee benefit plan or employee stock plan of the Company or of any subsidiary of the Company (“Exempt Person”) or any person who has inadvertently become an Acquiring Person as described in the Rights Agreement, or obtained the right to acquire, without approval of a majority of the Board of Directors, beneficial ownership of securities of the Company (other than solely as a result of the reduction of the numbers of shares of Common Stock outstanding) representing 20% or more of the outstanding Common Stock of the Company or such earlier date as a majority of the Board of Directors shall become aware of such acquisition of the Common Stock (the “Stock Acquisition Date”) or (ii) the tenth day (subject to extension by the Board prior to the time a person becomes an Acquiring Person) following the commencement of, or public announcement of an intention to commence, a tender or exchange offer (other than a tender or exchange offer by an Exempt Person), the consummation of which would result in the ownership of 20% or more of the outstanding Common Stock (the earlier of such dates being called the “Distribution Date”), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of March 13, 1998, by such Common Stock certificates with a copy of a Summary of Rights attached thereto. The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be represented by and transferred with, and only with, the Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new certificates issued for Common Stock (including, without limitation, certificates issued upon transfer or exchange of Common Stock) after March 13, 1998, will contain a legend incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any of the Company’s Common Stock certificates, with or without the aforesaid legend or a copy of a Summary of Rights attached thereto, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Company’s Common Stock as of the close of business on the Distribution Date, and such separate certificates alone will evidence the Rights from and after the Distribution Date.

The Rights are not exercisable until the Distribution Date. The Rights will expire at the close of business on March 10, 2018, unless earlier redeemed or exchanged by the Company as described below.

The Purchase Price payable, and the number of shares of Common Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Common Stock, (ii) upon the grant to holders of the Common Stock of certain rights or warrants to subscribe for Common Stock or convertible securities at less than the current market price of the Common Stock or (iii) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding dividends payable in Common
Stock) or of subscription rights or warrants (other than those referred to above).

Unless the Rights are earlier redeemed or exchanged, in the event that, after the Rights have become exercisable, the Company were to be acquired in a merger or other business combination (in which any shares of the Company’s Common Stock are changed into or exchanged for other securities or assets) (other than a merger or other business combination in which the voting power represented by the Company’s securities outstanding immediately prior thereto continues to represent all of the voting power represented by the securities of the Company thereafter and the holders of such securities have not changed as a result of such transaction) or more than 50% of the assets or earning power of the Company and its subsidiaries (taken as a whole) were to be sold or transferred in one or a series of related transactions (such transactions are collectively referred to herein as the “Flip-Over Events”), the Rights Agreement provides that proper provision shall be made so that each holder of record of a Right will from and after such date have the right to receive, upon exercise of the Right, that number of shares of common stock of the acquiring company having a market value at the time of such transaction equal to $180, subject to adjustment as provided in the Rights Agreement.

In the event (i) any Person (other than an Exempt Person) becomes the beneficial owner of 20% or more of the then outstanding shares of Common Stock, or (ii) any Acquiring Person or any of its Affiliates or Associates, directly or indirectly, (1) merges into the Company or any of its subsidiaries or otherwise combines with the Company or any of its subsidiaries in a transaction in which the Company or such subsidiary is the continuing or surviving corporation of such merger or combination and the Common Stock of the Company remains outstanding and no shares thereof shall be changed into or exchanged for stock or other securities of any other person or of the Company or cash or any other property, (2) transfers, in one or more transactions, any assets to the Company or any of its subsidiaries in exchange for capital stock of the Company or any of its subsidiaries or for securities exercisable for or convertible into capital stock of the Company or any of its subsidiaries or otherwise obtains from the Company or any of its subsidiaries, with or without consideration, any capital stock of the Company or any of its subsidiaries or securities exercisable for or convertible into capital stock of the Company or any of its subsidiaries (other than as part of a pro rata offer or distribution to all holders of such stock), (3) sells, purchases, leases, exchanges, mortgages, pledges, transfers or otherwise disposes to, from or with the Company or any of its subsidiaries, as the case may be, assets on terms and conditions less favorable to the Company or such subsidiary than the Company or such subsidiary would be able to obtain in arm’s-length negotiation with an unaffiliated third party, (4) receives any compensation from the Company or any of its subsidiaries for services other than compensation for employment as a regular or part-time employee, or fees for serving as a director at rates in accordance with the Company’s (or its subsidiary’s) past practice, (5) receives the benefit (except proportionately as a shareholder) of any loans, advances, guarantees, pledges or other financial assistance or tax credit or advantage, or (6) engages in any transaction with the Company (or any of its subsidiaries) involving the sale, license, transfer or grant of any right in, or disclosure of, any patents, copyrights, trade secrets, trademarks or knowhow (or any other intellectual or industrial property rights recognized under any country’s intellectual property rights laws) which the Company (including its subsidiaries) owns or has the right to use on terms and conditions not approved by the Board of Directors of the Company, then, and in each such case, each holder of record of a Right, other than the Acquiring Person, will thereafter have the right to receive, upon exercise of the Right, that number of shares of Common Stock having a market value at the time of the transaction equal to $180, subject to adjustment as provided in the Rights Agreement. This same right shall be available to each holder of record of a Right, other than the Acquiring Person, if, while there is an Acquiring Person, there shall occur any reclassification of securities (including any reverse stock split), any recapitalization of the Company, or any merger or consolidation of the Company with any of its subsidiaries or any other transaction or transactions involving the Company or any of its subsidiaries (whether or not involving the Acquiring Person) which have the effect of increasing by more than 1% the proportionate share of the outstanding shares of any class of equity securities of the Company or any of its subsidiaries which is directly or indirectly owned or controlled by the Acquiring Person. To the extent that insufficient shares of Common Stock are available for the exercise in full of the Rights, holders of Rights will receive upon exercise shares of Common Stock to the extent available and then cash, property or other securities of the Company, in proportions determined by the Company, so that the aggregate value received is equal to $180, subject to adjustment. Rights are not exercisable following the occurrence of the events set forth in this paragraph until the expiration of the period during which the Rights may be redeemed as described below. The holder of any Rights that are or were at any time, on or after the earlier of the Stock Acquisition Date or the Distribution Date, beneficially owned by an Acquiring Person which is or was involved in or which caused or facilitated, directly or indirectly, the event or transaction or transactions described in this paragraph, shall not be entitled to the benefit of the adjustment described in this paragraph.

No fractional shares of Common Stock will be issued upon exercise of the Rights and, in lieu thereof, a payment in cash will be made to the holder of such Rights equal to the same fraction of the current market value of a share of Common Stock.

At any time until the time that any person becomes an Acquiring Person, the Board may redeem the Rights in whole, but not in part, at a price of $0.0l per Right. The Board may also redeem the Rights in whole, but not in part, at a price of $0.0l per Right after the Stock Acquisition Date but prior to any Flip-Over Event in connection with a Flip-Over Event in which all holders of Common Stock are treated alike and not involving (other than as a holder of Common Stock being treated like all other holders) an Acquiring Person or an Affiliate or Associate of an Acquiring Person, or any other Person in which such Acquiring Person, Affiliate or Associate has an interest or any other Person or Persons acting directly or indirectly on behalf of or in association with any such Acquiring Person, Affiliate or Associate. Upon the action of the Board of Directors of the Company authorizing redemption of the Rights, the right to exercise the Rights will terminate, and the only right of the holders of Rights will be to receive the Redemption Price without any interest thereon.

At any time after the acquisition of the Company in a merger or other business combination transaction, the acquisition by any person or group of 20% or more of the Company’s Common Stock, the consummation of certain self-dealing transactions between the Company and such 20% shareholder, or certain other events described in Section 11(a)(ii) of the Rights Agreement (“Flip-In Events”), the Board of Directors of the Company may also exchange all or any portion of the outstanding Rights (other than the Rights owned by an Acquiring Person which is or was involved in or which caused or facilitated, directly or indirectly, the Flip-In Event) for shares of the Company’s Common Stock at an exchange ratio of one share of Common Stock per Right, subject to adjustment as provided in the Rights Agreement.

The Rights Agreement contains a Three-Year Independent Director Evaluation (“TIDE”) provision. The TIDE provision provides for the periodic evaluation of the rights plan by a committee of independent directors at least every three years. In this periodic review, the independent directors reexamine merits of the plan and determine whether it continues to be in the best interests of the Company and its shareholders going forward. The committee will report its conclusions to the full Board of Directors, including any recommendation in light thereof as to whether the Rights Agreement should be modified or the Rights should be redeemed. Such committee shall be comprised only of directors of the Company who shall have been determined by the Company’s Board of Directors to be independent under NASDAQ listing standards.

The Company may amend the Rights in any manner. After a person becomes an Acquiring Person, the Company may amend the Rights in any manner that does not adversely affect the interests of holders of the Rights.

Until a Right is exercised, the holder, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

The issuance of the Rights is not taxable to the Company or to shareholders under presently existing federal income tax law and will not change the way in which shareholders can presently trade the Company’s shares of Common Stock. If the Right should become exercisable, shareholders, depending on then existing circumstances, may recognize taxable income.

The Rights have certain anti-takeover effects. Under certain circumstances the Rights could cause substantial dilution to a person or group who attempts to acquire the Company on terms not approved by the Company’s Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board of Directors.

Item 2. Exhibits

Exhibit Number	Description
4.1
Amended and Restated Rights Agreement, originally dated as of March 12, 1998, as amended and restated as of March 10, 2008, between SureWest Communications and American Stock Transfer & Trust Company, as Rights Agent, including the Form of Right Certificate and Summary of Rights to Purchase Common Stock attached thereto as Exhibits A and B, respectively, filed herewith.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

SureWest Communications
Date: March 12, 2008	By: /s/ Philip A. Grybas
Name: Philip A. Grybas
Title: Vice President, Chief Financial Officer